FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

September 8, 2008

Item 3: News Release:

A news release dated and issued on  September 8, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Extends High-Grade Mineralization at Rob with 2.4 m of 62 g/t Gold in First Step-Out Hole

Item 5: Full Description of Material Change:

September 8, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that its first step-out hole has continued to intersect high-grade, gold mineralization along the Grey Lead vein at its  100% controlled Rob property.

Freegold’s first core hole of the 2008 season, hole 18, was designed to test the strike extent of the high-grade gold mineralization intersected in all eight drill holes into the Grey Lead vein last year.  Hole 18 was drilled at an angle of 45 degrees to the east and intersected the approximately 55 degree western dipping quartz vein roughly 50 feet below surface.  The sulphide bearing vein at this location was hosted within a sericite altered granodiorite, and had an approximate true width of 7.9 feet grading 1.81 oz/ton (2.4 m grading 62 g/t), including a higher grade 1.7 foot section grading 5.4 oz/ton (0.5 m grading 184.0 g/t).  Assays received to date from the select vein intervals sent for rush analysis are shown below:

From (foot)	To (foot)	Interval (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
73.5	75.3	1.8	26.8	0.78
75.3	77.0	1.7	184.0	5.37
77.0	79.5	2.5	24.7	0.72
79.5	80.7	1.2	42.0	1.23
80.7	81.4	0.7	22.8	0.67
		7.9	61.92	1.81

Hole 18 is a 100 foot southern step-out from holes 6 and 7, and a 250 foot southern step-out from holes 12-17 (which returned true width intervals as high as 13.0 feet grading 0.84 oz/ton (4.0 m grading 29 g/t) and 13.5 feet grading 0.59 oz/ton (4.1 m  grading 20.1 g/t).   While the gold in hole 18 appears to be hosted within a single discrete vein, subsequent holes 19 and 20, drilled from the same pad and at angles of -75 degrees and -90 degrees (vertical) have encountered the main Grey Lead vein along with numerous other veins within the hanging wall that may either represent stacked veins, or possibly eastern dipping off-shoots off the main vein.  Select samples of vein material from both of these holes have been sent for rush assay.

Freegold is currently wrapping up its drilling on the Grey Lead vein, with a total of 12 holes drilled from 6 different pad locations that are designed to further test the strike and depth extension of the high-grade, near surface gold mineralization intersected in last year’s program.  In addition to further tracing the Grey Lead vein along surface, prospecting and sampling in the Grey Lead area has also identified two parallel gold-bearing veins to the east, suggesting that the Grey Lead vein may be one of a series of veins, comparable to the multiple vein system which is currently being mined at the nearby Pogo Mine.

Assay results cited herein were based on drill core collected by Avalon Development Corporation, consultants to Freegold, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101. All samples are shipped to ALS Chemex at its Fairbanks Preparation Laboratory for pulping.  Pulps are shipped to ALS Chemex Laboratories in Reno, NV for gold analysis using fire assay with an AA finish.  Multi-element analysis using ICP-AES with aqua regia digestion are done by ALS Chemex in Vancouver, B.C.

Change of Head Office Location

Freegold also wishes to announce that it has moved into a new head office location.  Effective immediately its new corporate address is  Suite 507 - 1540 West 2nd Avenue, Vancouver, BC, Canada, V6J 1H2

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 8th day of September 2008.